EMBARGOED UNTIL 7.00 AM

PRESS RELEASE

6 March 2003

GALEN HOLDINGS PLC

PROPOSED ACQUISITION OF WOMEN'S HEALTHCARE PRODUCTS PORTFOLIO FROM PFIZER

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, US: Galen Holdings PLC (LSE: GAL, Nasdaq: GALN) (the "Company" or "Galen"), the international pharmaceutical company, announces today that it and its wholly-owned subsidiary, Galen (Chemicals) Limited ("Galen Chemicals"), have entered into two conditional agreements with Pfizer Inc. ("Pfizer") to acquire the women's healthcare pharmaceutical brands comprising the oral contraceptives Estrostep (R) and Loestrin (R) and the hormone replacement therapy, femhrt (R) (together the "Pfizer Portfolio").

The Pfizer Portfolio is being acquired for a total initial consideration of US$359 million, payable on completion. Further contingent cash consideration up to a maximum of US$125 million will become payable in the event that both femhrt (R) and Estrostep (R) retain market exclusivity during the lives of their respective patents. The consideration for the acquisitions will be financed through a combination of existing cash resources and new committed bank facilities available to Galen and its subsidiaries (the "Group").

Highlights of the transaction:

  The Pfizer Portfolio comprises the prescription oral contraceptives under the Estrostep (R) and Loestrin (R) brand names and the femhrt (R) hormone replacement therapy.

  Total turnover for the Pfizer products was approximately US$228.3 million, US$265.2 million and US$211.1 million for the three years ended 31 December 2000, 2001 and 2002, respectively. In 2002, U.S. generated sales for the three products were US$195.4 million comprising Estrostep (R) sales of US$42.1 million, Loestrin (R) sales of US$92.5 million and femhrt (R) sales of US$60.8 million.

  The acquisitions will be funded through a combination of existing cash resources and new committed bank facilities amounting to US$450 million made available to the Group by ABN AMRO Bank N.V., The Governor and Company of the Bank of Ireland and Barclays Bank PLC.

  The Pfizer Portfolio will have gross margins (approximately 90 per cent.) in excess of the average gross margin (approximately 78 per cent.) for the Group's current pharmaceutical business. The Pfizer Portfolio is therefore expected to improve the overall gross margin for the Group.

  The acquisitions will substantially increase the scale of the Group's existing business. Given the expected gross margins on the products in the Pfizer Portfolio and their assimilation into the existing Galen infrastructure, the Directors believe the Pfizer products will improve the free operating cash flows, which will enable the repayment of debt, as well as being earnings enhancing in the financial year ending 30 September 2003.

* Galen's recent organic growth, combined with the expected impact of the Sarafem (R) acquisition and the Pfizer product acquisitions, is anticipated to lead to enhanced growth prospects for the Group. In order to support these levels of anticipated growth, the Directors intend to increase the Group's US sales force by recruiting approximately 140 additional sales representatives over the course of 2003. This is expected to enable sufficient sales and marketing resources to be allocated for the further promotion of the Group's existing products, as well as the launches of Femring (TM) and the new Ovcon (R) product, the recently acquired Sarafem (R) and, in due course, Estrostep (R) and femhrt (R).

  In view of their sizes, both of the acquisitions are conditional upon the prior approval of the Company's shareholders which will be sought at an Extraordinary General Meeting ("EGM"). Formal notice of the EGM, together with further details of the Pfizer products and the acquisitions, will be sent to shareholders in an explanatory circular which is expected to be despatched later today.

  Both acquisitions are conditional on US regulatory clearance and are currently expected to complete by no later than 30 April 2003.

Commenting on the announcement, Roger Boissonneault, Galen's Chief Executive, said:

"The acquisition of this portfolio is a significant move for the Company. It enhances our growth strategy and fits with our focus on women's healthcare, a key therapeutic area in which we can drive market share and grow the Company. These products are complementary to our existing products, Ovcon (R), Estrace (R) and Femring (TM), for which Galen recently received an approvable letter from the US Food and Drug Administration. They will provide us with a significant presence in women's healthcare and an expanded platform for future growth in this therapeutic area.

"These products were developed by the women's healthcare group at Warner-Lambert Company, prior to its acquisition by Pfizer in June 2000. During my time at Warner-Lambert, I and a number of the team at Galen were associated with these products and believe that we can significantly contribute to the future growth of this portfolio."

ENQUIRIES:
Galen Holdings PLC
Geoffrey Elliott, Chief Financial Officer	Tel: + 44 283 833 4974

Hoare Govett Limited (Sponsor, Financial Adviser and Broker)
Andrew Chapman/Justin Jones	Tel: +44 20 7678 8000

Financial Dynamics
Sophie Pender-Cudlip/Francetta Carr	Tel: + 44 20 7831 3113

For further information on Galen, please visit www.galenplc.com

An analyst conference call will take place today at 2 p.m. (UK) / 9 a.m. (US). Please call Mo Noonan at Financial Dynamics on +44 (0)20 7269 7116 for further details. A copy of a slide presentation to accompany the call will be available on Galen's website at http://www.galenplc.com/investor/presentations/index.htm

Forward looking statements in this report, including, without limitation, statements relating to the Galen''s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of the Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Hoare Govett Limited, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Galen Holdings PLC and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Galen Holdings PLC for providing the protections afforded to the clients of Hoare Govett Limited or for providing advice in relation to the matters set out in this announcement or any transaction referred to herein.GALEN HOLDINGS PLC (the "Company" or "Galen")

6 March 2003

PRESS RELEASE

PROPOSED ACQUISITION OF WOMEN'S HEALTHCARE PRODUCTS PORTFOLIO FROM PFIZER

  Introduction

  The Directors of Galen (the "Board" or "Directors") announce today that the Company and its wholly owned subsidiary Galen (Chemicals) Limited ("Galen Chemicals") have entered into two conditional agreements (the "Agreements") with Pfizer to acquire the women's healthcare pharmaceutical brands comprising Estrostep (R) and Loestrin (R) (the "OC Products") and femhrt (R) (the "Femhrt Product") in both cases together with certain other assets, contracts and rights pertaining to these products (the OC Products and the Femhrt Product are collectively referred to as the "Pfizer Portfolio"). The initial consideration for the Pfizer Portfolio is US$359 million, comprising US$197 million for the OC Products and US$162 million for the Femhrt Product, to be satisfied in cash on completion of the acquisition of the OC Products ("OC Completion") and completion of the acquisition of the Femhrt Product ("Femhrt Completion") respectively. Further contingent cash consideration of up to a maximum of US$55.4 million in the case of the OC Products and US$69.6 million in the case of the Femhrt Product will become payable by Galen to Pfizer in the event that Estrostep (R) and femhrt (R) retain market exclusivity during the lives of their respective patents.

  The consideration for the acquisitions of the OC Products and the Femhrt Product (the "Acquisitions") will be financed through a combination of existing cash resources and new committed bank facilities available to the Group.

  The acquisition of the Pfizer Portfolio has been structured as two transactions with separate timetables because the acquisition of the Femhrt Product (the "Femhrt Acquisition") is subject to the approval of the acquisition of Pharmacia Corporation by Pfizer (the "Pfizer Merger") by the US Federal Trade Commission (the "FTC") and may consequently take longer to complete. As OC Completion is not subject to the approval of the Pfizer Merger, the Board believes that there is an advantage to Galen in completing the acquisition of the OC Products (the "OC Acquisition") as soon as possible. Nevertheless, the Board continues to view the Acquisitions, commercially, as a single transaction with two components. In the event that only one of the Acquisitions completes, the Board believes that significant benefits would continue to accrue to the Group.

  In view of their sizes, the Acquisitions are conditional upon the prior approval of the Company's shareholders which will be sought at an Extraordinary General Meeting to be held at 12.00 noon on 25 March 2003. Formal notice of the EGM will be sent to shareholders in an explanatory circular which is expected to be despatched later today (the "Circular"). The Agreements are not inter-conditional and it is anticipated that OC Completion will not occur at the same time as Femhrt Completion. Hoare Govett Limited are acting as sponsor, financial adviser and broker to the Company in respect of the Acquisitions.

  Background to and reasons for the Acquisitions

(a) Background to the Acquisitions

As part of its commitment to achieving future growth for the business, Galen continues to evaluate attractive opportunities to develop its pharmaceuticals business. In particular, the Company has been targeting the US pharmaceuticals market where the Board believes significant future growth can be achieved. The acquisition in September 2000 of Warner Chilcott Inc. ("Warner Chilcott"), a company specialising in women's healthcare, dermatology and urology, provided Galen with access to the US pharmaceuticals market where the Company has since achieved significant growth. The Company operates competitively in the US market through its sales team of approximately 200 persons, which is in direct contact with specialists in practice. The Group has expanded its business through a combination of organic growth of its pharmaceutical business, the launch of internally developed products (such as the launch in January 2002 of Doryx 75 (R) capsules (dermatological antibiotic)), and specific product acquisitions that complement and strengthen the business. Recent product acquisitions include the purchase of women's healthcare brands such as Estrace (R) (estrogen replacement tablets) and Sarafem (R), a US Food and Drug Administration ("FDA") approved prescription treatment for premenstrual dysphoric disorder ("PMDD"), the dermatology product Moisturel (R) (skin moisturiser) and Duricef (R), a cephalosporin antibiotic. Since 1 April 2001, the Company has spent approximately US$430 million (L272 million) in cash acquiring such products.

As John King, Executive Chairman of Galen, outlined in his letter to shareholders on 8 May 2002, in order to release additional resources to finance the Group's expansion in pharmaceuticals, and to improve operating margins, Galen initiated a disposal programme of its pharmaceutical services businesses. The process began with the sale in December 2001 of the Company's Chemical Synthesis Services business and was followed in May 2002 with the sale of its Clinical Trials Services business. In August 2002, the Company announced the sale of the last of its pharmaceutical services businesses, Interactive Clinical Technologies. The total cash proceeds from these disposals were approximately L156 million (US$247 million).

Concurrent with the Company's disposal programme, and following the successful international placing of the Company's shares in July 2001 (which raised approximately L200 million (US$316 million) in cash to fund further acquisition opportunities), the Board has been seeking to identify further attractive opportunities to acquire established branded products or businesses to supplement its pharmaceuticals business. This approach has been complemented by the Company's research and development strategy which is now firmly focused on the development of proprietary products for commercialisation in the US. In recent months, Galen has started to benefit from this approach and, in what represents one of the most important achievements in the Company's product development history, it received, in October 2002, an approvable letter for its first intravaginal ring product in the US, Femring (TM). The Company is currently finalising labelling with the FDA and this product is expected to be available for launch in the first half of calendar year 2003. Femring (TM) is currently marketed in the UK as Menoring (R). More recently, on 5 February 2003, the Company announced that it had also received an approvable letter from the FDA for its new Ovcon (R) product. The Company is now working on fulfilling the remaining FDA requirements and progressing towards approval of this product. This product is expected to be available for launch in calendar year 2003. The issuance of the approvable letters for Femring (TM) and the new Ovcon (R) product demonstrates the dedication and expertise of Galen's clinical, regulatory and manufacturing team. The Group has other products in development, including an estradiol acetate estrogen replacement therapy product, for which the Company expects to submit a new drug application ("NDA") in July 2003.

As is mentioned above, the Group's growing portfolio of branded women's healthcare products was enhanced on 22 January 2003 when Galen completed its acquisition of the US sales and marketing rights of Sarafem (R) from Eli Lilly & Company ("Lilly"). Sarafem (R) is an FDA-approved prescription treatment for PMDD, a severe form of premenstrual syndrome, and was the first FDA-approved product for this condition. Launched by Lilly in 2000, Sarafem (R) generated sales of approximately US$85 million in the US in the year ended 31 December 2001 and the Directors firmly believe the PMDD market has potential for future growth. Galen considers this acquisition an excellent strategic fit given that the majority of physicians prescribing Sarafem (R) are obstetricians/gynaecologists, who comprise the same target market of specialist physicians as for the Group's existing oral contraceptive and hormone replacement therapy products. Sarafem (R) has patent protection until at least November 2007.

The women's healthcare, dermatology and urology markets are characterised by the dominance of specialist physicians who are responsible for writing the majority of prescriptions for products in these therapeutic areas. Accordingly, Galen's salesforce strategy is focused on employing precision marketing techniques to market and promote its key branded products to high volume prescribing physicians. These techniques involve detailed internal analysis of actual prescription data to determine the most effective allocation of sales and marketing resources and have enabled Galen to identify markets that offer significant promise. By employing these precision marketing techniques, Galen has been able to sustain product growth, revitalise acquired products and successfully launch new products in the US. The success of this marketing strategy is evidenced by the increase in sales of Doryx (R), Ovcon (R) 35 and Estrace (R), where, comparing the calendar year 2000 to the calendar year 2002, revenues for these products have increased by 343 per cent., 108 per cent. and 163 per cent. respectively. This recent organic growth, combined with the expected impact of the Sarafem (R) acquisition and the Acquisitions, is anticipated to lead to enhanced growth prospects for the Group. In order to support these levels of anticipated growth, the Directors intend to increase the Group's US sales force by recruiting approximately 140 additional sales representatives over the course of 2003. This is expected to enable sufficient sales and marketing resources to be allocated for the further promotion of the Group's existing products, as well as the launches of Femring (TM) and the new Ovcon (R) product, the recently acquired Sarafem (R) and, in due course, Estrostep (R) and femhrt (R).

Galen's strategy remains to establish itself as a business with the size and capability to be a strong participant in its core therapeutic areas. The acquisition of Warner Chilcott in 2000 enabled Galen to establish a presence in the US market and, following the strengthening of the management team since then, it has been possible for the Group to embark on the next phase of its strategy of building a portfolio of significant products in its core therapeutic areas through a combination of acquisitions, such as Sarafem (R), and in-house product development, such as Femring (TM). Accordingly, the Group continues to evaluate attractive acquisition opportunities which complement both Galen's new and existing products and which meet the Group's acquisition criteria. The Board firmly believes that the Acquisitions represent such an opportunity.

  Reasons for the Acquisitions

The Pfizer Portfolio comprises three established women's healthcare brands comprising two oral contraceptives, Estrostep (R) and Loestrin (R), and a hormone replacement therapy treatment, femhrt (R), that are principally sold in the US. The OC Products and the Femhrt Product, both individually and collectively, represent an excellent strategic fit with the existing women's healthcare range of Galen's pharmaceuticals business. As a consequence, the OC Products and the Femhrt Product, both individually and collectively, offer Galen an opportunity to attain a stronger position in the specialist arena of women's healthcare in the world's largest pharmaceutical market and an expanded platform for further growth in this therapeutic area.

The Pfizer Portfolio originates from Warner-Lambert Company ("Warner-Lambert"), which was acquired by Pfizer in June 2000. The Pfizer Portfolio is well known to the senior management of Galen, a number of whom were previously employed at senior levels within Warner-Lambert and were responsible for the development and successful commercialisation of these products. In particular, Roger Boissonneault, Galen's Chief Executive, is a named inventor on three of the product patents relating to Estrostep (R) and femhrt (R) as well as the patent for the credit card style packaging for Loestrin (R) and Estrostep (R). As such, the Acquisitions offer Galen an opportunity to benefit from a management team that has specific knowledge of these products and their potential in the market.

Furthermore, the Acquisitions offer other significant commercial benefits:

* As stated above, in the women's healthcare therapeutic area, Galen focuses on oral contraception, hormone replacement therapy and PMDD. The Acquisitions complement Galen's strategy of expanding the Group's presence in these areas.

* In the year 2001, the oral contraceptives market was valued at approximately US$2.2 billion in annual revenues (source: IMS Health Retail Pharmacy and Non-Federal Hospital Audit for January-December 2001) and has experienced growth due to the baby boom echo and expanded use of oral contraceptives by older reproductive women. Galen's presence in this market is small at this time and, therefore, the OC Acquisition offers the Group a significant opportunity to improve its position in this market.

* Over the same period, the hormone replacement therapy market (comprising estrogen only and estrogen/progesterone replacement therapies) was valued at approximately US$2.1 billion in annual revenues (source: IMS Health Retail Pharmacy and Non-Federal Audit for January - December 2001) and is expected to continue growing due to the ageing baby boomer generation. As Galen's presence in this market is small at this time, the Femhrt Acquisition offers the Group a significant opportunity to improve its position in this market.

* Galen, through Warner Chilcott in the US, has developed relationships with prescribing obstetricians and gynaecologists through the promotion of existing products (Ovcon (R) and Estrace (R) cream). Galen intends to leverage these relationships with the addition of the Pfizer Portfolio.

* Estrostep (R) is a phasic oral contraceptive (which varies the ratio of estrogen to progestin throughout the cycle) while Ovcon (R) is a monophasic oral contraceptive (whereby the ratio of estrogen to progestin remains constant throughout the cycle). Loestrin (R) 1/20 is a monophasic low-dose oral contraceptive, suitable for patients who benefit from lower doses of estrogen and progestin, such as perimenopausal women. The acquisition of the OC Products will therefore broaden Galen's range of oral contraceptive products.

* The acquisition of femhrt (R) will both expand Galen's range of hormone replacement therapy products and complement Femring (TM). femhrt (R) will be promoted for women with an intact uterus, whilst Femring (TM) will be used primarily for women who have had a hysterectomy or those who are on a cyclic regimen. Therefore, both products can be promoted in the same presentation.

* The products within the Pfizer Portfolio will have gross margins (approximately 90 per cent.) in excess of the average gross margin (approximately 78 per cent.) for the Group's current pharmaceutical business. The Pfizer Portfolio is therefore expected to improve the overall gross margin for the Group.

* Given the product fit of the Pfizer Portfolio and existing physician coverage supported by the recruitment of additional sales representatives in the US, the Directors consider that the Acquisitions will further enhance the Group's ability to achieve growth and raise its market profile.

* The Acquisitions will substantially increase the scale of the Group's existing business. Moreover, given the expected gross margins on the products in the Pfizer Portfolio and their assimilation into the existing Galen infrastructure, the Directors believe the OC Products and the Femhrt Product, both collectively and individually, will improve free operating cash flows, which will enable the repayment of debt, as well as being earnings enhancing in the financial year ending 30 September 2003.

Overall, in the opinion of the Board, the Pfizer Portfolio is an excellent strategic fit and the Acquisitions represent a significant commercial opportunity to further develop Galen's US pharmaceuticals business and improve its profile in the women's healthcare market in the US. For these reasons the Board believes that the value of the Acquisitions to the Company, both collectively and individually, justify the price and terms upon which the Pfizer Portfolio is to be acquired.

3. Information on the Pfizer Portfolio

The Pfizer Portfolio comprises the prescription oral contraceptives under the Estrostep (R) and Loestrin (R) brand names and the femhrt (R) hormone replacement therapy. Total turnover for the Pfizer Portfolio was approximately US$228.3 million (comprising OC Products sales of US$202.7 million and Femhrt Product sales of US$25.6 million), US$265.2 million (comprising OC Products sales of US$213.9 million and Femhrt Product sales of US$51.3 million) and US$211.1 million (comprising OC Products sales of US$144.3 million and Femhrt Product sales of US$66.8 million) for the three years ended 31 December 2000, 2001 and 2002, respectively.

(a) The OC Products

Estrostep (R) was introduced in 2000 and is one of only three currently marketed oral contraceptives which are indicated for the treatment of moderate acne in women who desire oral contraception. Estrostep (R) is targeted for younger patients (18-25 years) using oral contraception for the first time. Estrostep (R) sales in the financial year ended 31 December 2002 were US$42.1 million (2001: US$43.2 million). Estrostep (R) is patent protected in the US until 2008 and is a registered trademark in the US.

Loestrin (R) was introduced in 1973 as one of the first low dose oral contraceptives. It is available in two formulations; Loestrin (R) 1/20 and Loestrin (R) 1.5/30. Loestrin (R) 1/20 is positioned as a low estrogen-containing product suitable for perimenopausal women. Loestrin (R) 1.5/30 is positioned as a problem-solver for women experiencing breakthrough bleeding on other oral contraceptives. Loestrin (R) sales in the year ended 31 December 2002 were US$102.2 million (2001: US$170.7 million). Whilst its patent has expired, Loestrin (R) is a registered trademark in the US. Sales of this product fell in 2002 following the launch in October 2001 of a generic competitor and the cessation of active marketing and promotion of Loestrin (R) by Pfizer.

Patent litigation

In 2001 and 2002, Pfizer initiated legal proceedings against Barr Laboratories Inc. ("Barr Laboratories") for patent infringement in respect of Estrostep (R). These proceedings were initiated in response to two abbreviated NDAs filed by Barr Laboratories to market generic versions of Estrostep (R). Fact discovery has commenced but no trial date has been set. The Company and its counsel have evaluated the risks associated with these proceedings and the Company believes that these risks have been reflected in the purchase price. However, an adverse outcome in these proceedings is likely to have a material adverse impact on the Group's operational results because the introduction of a generic competitor to Estrostep (R) would be likely to materially reduce sales of Estrostep (R) branded products. This potential impact is expected to be mitigated by the contingent consideration provisions in the agreement for the OC Products which, in certain circumstances, will reduce the amount of consideration payable by Galen to Pfizer if Estrostep (R) loses its market exclusivity prior to the expiration of applicable patents. Galen intends to continue to pursue these claims vigorously.

(b) The Femhrt Product

femhrt (R) was introduced in 2000 and is a continuous combined hormone replacement therapy that consists of a low-dose estrogen (ethinyl estradiol) and a progestin (norethindrone acetate). femhrt (R) is used to treat the symptoms of menopause in patients with an intact uterus, including vasomotor symptoms. Sales of femhrt (R) were US$66.8 million in the year ended 31 December 2002 (2001: US$51.3 million). femhrt (R) is patent protected in the US until May 2010 and is a registered trademark in the US.

Patent litigation

In 2001, Pfizer initiated legal proceedings against Barr Laboratories for patent infringement in respect of femhrt (R). These proceedings were initiated in response to an abbreviated NDA filed by Barr Laboratories to market a generic version of femhrt (R). Fact discovery has commenced and a trial date has been set for February 2004. The Company and its counsel have evaluated the risks associated with these proceedings and the Company believes that these risks have been reflected in the purchase price. An adverse outcome in these proceedings is likely to have a material adverse effect on the Group's operational results because the introduction of a generic competitor to femhrt (R) would be likely to materially reduce sales of femhrt (R) branded products. This potential impact is expected to be mitigated by the contingent consideration provisions in the agreement for the Femhrt Product which, in certain circumstances, will reduce the amount of consideration payable by Galen to Pfizer if femhrt (R) loses market exclusivity prior to the expiration of the applicable patents. Galen intends to continue to pursue these claims vigorously.

FDA draft labelling guidance

The FDA has issued draft labelling guidance for noncontraceptive estrogen drug products for the treatment of moderate to severe vasomotor symptoms and/or moderate to severe symptoms of vulvar and vaginal atrophy, which would include femhrt (R), in response to the early termination of a component of the Women's Health Institute study. This component, consisting of a large scale randomised controlled clinical trial involving approximately 16,600 postmenopausal women comparing Prempro (TM) to placebo in non-hysterectomised patients, was terminated early when it was determined by the safety monitoring board that the risks of that component exceeded the benefits. Pfizer has submitted to the FDA proposed amended labelling for femhrt (R) in response to the FDA guidance.

(c) Manufacturing and packaging

Estrostep (R) and Loestrin (R) are manufactured and femhrt (R) is packaged at Pfizer's manufacturing facility in Fajardo, Puerto Rico. In accordance with the agreement for the OC Products, Galen will be granted a right of first refusal on any future sale of the Fajardo facility by Pfizer. This right will be capable of exercise for a period of 5 years following OC Completion and will be triggered if Pfizer decides to solicit offers from third parties for the sale of the facility during this period.

In order to facilitate the orderly transfer of the Pfizer Portfolio, the parties have agreed to enter into certain transitional agreements governing, amongst other things, the supply of products currently manufactured at the Fajardo facility. Although Galen has the right of first refusal to purchase the facility, the Board expects that the term of the transitional agreements will allow Galen sufficient time to identify alternative sources for the supply of the services currently provided at the Fajardo facility, should such alternative sources be needed. The Board believes that the migration of the production of the Pfizer Portfolio away from the current manufacturing plants could be facilitated if this was deemed to be the appropriate commercial strategy for the Company.

femhrt (R) is contract manufactured under the agreement between Warner-Lambert Company ("Warner-Lambert") and Duramed Pharmaceuticals Inc. (the "Duramed Agreement"). In accordance with the terms of the agreement for the Femhrt Product, the Duramed Agreement has been assigned to the Group by Warner-Lambert, conditional on Femhrt Completion.

4. Financial information on the Pfizer Portfolio

Under the terms of the Agreements, the Group will only acquire certain assets of Pfizer, principally being all the rights relating to, and inventories of, and promotional and regulatory material for, the OC Products and the Femhrt Product. No other parts of the Pfizer Group's operations, including any of its employees or sales and marketing support, are being acquired by the Group. As a result, the level of costs incurred by Pfizer, and thereby reflected in the historic net income of the Pfizer Portfolio are not expected to be incurred by Galen following OC Completion and/or Femhrt Completion. Accordingly, the Directors believe that the sales record of the Pfizer Portfolio is the only historic audited financial information that is relevant for the consideration of the Acquisitions.

Total turnover for the Pfizer Portfolio was approximately US$228.3 million (comprising OC Products sales of US$202.7 million and Femhrt Product sales of US$25.6 million), US$265.2 million (comprising OC Products sales of US$213.9 million and Femhrt Product sales of US$51.3 million) and US$211.1 million (comprising OC Products sales of US$144.3 million and Femhrt Product sales of US$66.8 million) for the three years ended 31 December 2000, 2001 and 2002 respectively.

In addition, pursuant to the transitional agreements and the Duramed Agreement, the Group will secure supplies of Estrostep (R), Loestrin (R) and femhrt (R) on terms that the Directors believe will enable a gross margin of approximately 90 per cent. to be achieved on sales of these products in the year ending 30 September 2003.

5. Financial effects of the Acquisitions

The funding structure of the Acquisitions is expected to increase the gearing of the Group to 36.9 per cent. on a pro forma basis.

The Directors believe that the OC Products and the Femhrt Product, both collectively and individually, will improve free operating cash flows, which will enable the repayment of debt, as well as being earnings enhancing in the financial year ending 30 September 2003.

6. Principal terms and conditions of the Acquisitions

Galen and Galen Chemicals have entered into two conditional agreements with Pfizer to acquire the Pfizer Portfolio. Galen is not acquiring any related manufacturing or sales facilities, staff or other sales and marketing support.

The initial consideration for the Pfizer Portfolio is US$359 million, comprising US$197 million for the OC Products and US$162 million for the Femhrt Product, to be satisfied in cash on OC Completion and Femhrt Completion, respectively. Further contingent cash consideration of up to a maximum of US$55.4 million in the case of the OC Products and US$69.6 million in the case of the Femhrt Product will become payable to Pfizer in the event that Estrostep (R) and femhrt (R) retain market exclusivity during the lives of their respective patents.

The acquisition of the OC Products is conditional, inter alia, upon:

* approval by the Company's shareholders at the EGM; and

* clearance under the US Hart-Scott-Rodino Act 1976.

A break fee of US$3.3 million (L2.1 million) will be payable by the Company to Pfizer in certain circumstances, including in the event that the Board withdraws or modifies (in an adverse manner) its recommendation to the Company's shareholders to vote in favour of the acquisition of the OC Products.

The acquisition of the Femhrt Product is conditional, inter alia, upon:

* approval by the Company's shareholders at the EGM;

* clearance from the US Federal Trade Commission of the Pfizer Merger; and

* consent of Duramed Pharmaceuticals Inc. ("Duramed") to the assignment of Warner-Lambert's rights and obligations under the Duramed Agreement to Galen Chemicals.

As at the date of this announcement, the Board has received confirmation that conditional consent of Duramed had been given to the above assignment.

A break fee of US$2.7 million (L1.7 million) will be payable by the Company to Pfizer in certain circumstances, including in the event that the Board withdraws or modifies (in an adverse manner) its recommendation to the Company's shareholders to vote in favour of the acquisition of the Femhrt Product.

7. Funding of the Acquisitions

The Acquisitions are being financed through a combination of existing cash resources and new committed bank facilities available to the Group. The new committed bank facilities are being made available by ABN AMRO Bank NV, the Governor and Company of the Bank of Ireland and Barclays Bank PLC pursuant to a US$450 million credit agreement.

8. Current trading and future prospects of the enlarged Group

On 11 February 2003, the Company announced unaudited first quarter results of the Group for the three months ended 31 December 2002. Turnover was US$68.6 million (2001: US$54.9 million) and operating profits for the pharmaceutical products business were US$24.9 million (2001: US$18.3 million).

Galen reported further progress with its in-house product development programme with the receipt of an approvable letter in October 2002 for its first intravaginal ring product in the US, Femring (TM). The Company is currently finalising labelling with the FDA and this product is expected to be available for launch in the first half of calendar year 2003.

In common with all pharmaceutical companies with patent protected products, Galen's business is subject to the risk of introduction of generic versions of its products. Galen endeavours to extend and enhance the earning capacity of its existing brands through a combination of line extensions and new products. Examples include the launch of Doryx (R) 75 in January 2002 as well as the new Ovcon (R) product, for which Galen received an approvable letter from the FDA in February 2003. Galen is currently working on fulfilling the remaining FDA requirements and progressing towards approval of the new Ovcon (R) product. This product is expected to be available for launch in the first half of calendar year 2003.

Moreover, as detailed above, patent infringement lawsuits are pending in connection with attempts by generic companies to obtain generic marketing approval for Sarafem (R), Estrostep (R) and femhrt (R). Galen intends to vigorously defend these patents. Such patent litigation tends to be lengthy and complex and, while there can be no certainties as to the respective outcomes, the Directors believe that the price paid for these products fully reflects the position and economic prospects of these products.

Following the strong start to the year announced on 11 February 2003 and which has been continued into the second quarter, together with the anticipated development of the Company's existing product portfolio, including the launch of Femring (TM), the recent acquisition of Sarafem (R) and the proposed acquisition of the Pfizer Portfolio, the Directors continue to view the prospects for the enlarged Group for 2003 with confidence.

ADDITIONAL INFORMATION

Further details of, amongst other things, the Acquisitions, the new committed bank facilities and the Pfizer Portfolio will be contained in the Circular to be sent to shareholders of the Company later today.

Solely for the convenience of the reader, this announcement, unless otherwise stated, contains translations of pound sterling amounts to US dollars (and, where appropriate, vice versa) based on a rate of L1.00 = US$1.5816, being the closing mid-point spot exchange rate set out in the Financial Times on 5 March 2003, the latest practicable date prior to the publication of this announcement.

ENQUIRIES
Galen Holdings PLC
Geoffrey Elliott, Chief Financial Officer	Tel: + 44 283 833 4974

Hoare Govett Limited (Sponsor, Financial Adviser and Broker)
Andrew Chapman/Justin Jones	Tel: + 44 20 7678 8000

Financial Dynamics
Sophie Pender-Cudlip/Francetta Carr	Tel: + 44 20 7831 3113

For further information on Galen, please visit www.galenplc.com

Note:

Forward looking statements in this report, including, without limitation, statements relating to the Galen''s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of the Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Hoare Govett Limited, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Galen Holdings PLC and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Galen Holdings PLC for providing the protections afforded to the clients of Hoare Govett Limited or for providing advice in relation to the matters set out in this announcement or any transaction referred to herein.